UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

(Amendment No. 2)

Equitable Holdings, Inc.

(Name of Subject Company (issuer))

Equitable Holdings, Inc., as Issuer

(Name of Filing Person (identifying status as offeror, issuer or other person))

Depositary Shares each representing a 1/25th interest in a share of 4.950% Fixed Rate Reset Noncumulative

Perpetual Preferred Stock, Series B

(Title of Class of Securities)

29452E AA9

(CUSIP Number of Class of Securities)

José Ramón González

Chief Legal Officer & Corporate Secretary

Equitable Holdings, Inc.

1345 Avenue of the Americas

New York, New York 10105

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

John M. Schwolsky

Benjamin Nixon

Anne L. Barrett

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third -party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Equitable Holdings, Inc., a Delaware corporation, on March 12, 2025 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with Equitable Holdings, Inc.’s offer to purchase for cash any and all of the outstanding depositary shares (the “Series B Depositary Shares”) each representing a 1/25th interest in a share of Equitable Holdings, Inc.’s 4.950% Fixed Rate Reset Noncumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, liquidation preference $25,000 per share (equivalent to $1,000 per Series B Depositary Share) at the tender offer price of $1,000 per Series B Depositary Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including December 15, 2024, to, but excluding, the date on which such payment is made, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”), upon the terms and subject to the conditions described in the Offer to Purchase, dated March 12, 2025 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Cautionary Note Regarding Forward Looking Statements in the Offer to Purchase

The first sentence of the section entitled “Cautionary Note Regarding Forward Looking Statements” in the Offer to Purchase is hereby amended and restated as follows:

“Certain statements in this Offer to Purchase constitute forward-looking statements and therefore are subject to risks and uncertainties; however, Equitable Holdings, Inc. notes that the safe-harbor protections for forward-looking statements in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.”

Items 1 – 12

The disclosure in the Offer to Purchase and Items 1 through 12 of the Schedule TO, to the extent such Items incorporate by reference information contained in the Offer to Purchase, is hereby amended to add the following:

Equitable Holdings, Inc. has completed the issuance and sale of the junior subordinated debt securities (as defined below) and has received net proceeds from the Junior Subordinated Debt Securities Offering (as defined in the Offer to Purchase), which in Equitable Holdings, Inc.’s reasonable judgment, will provide Equitable Holdings, Inc. with an amount of funds that, together with cash on hand, if necessary, is sufficient to fund the purchase price of all Series B Depositary Shares that would be accepted in payment in full for the Offer, assuming the Offer was fully subscribed (the “Financing Condition”). Therefore, the Financing Condition has been satisfied.

ITEM 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) are hereby amended and supplemented by the following information:

Issuance of Junior Subordinated Debt Securities

On March 26, 2025, Equitable Holdings, Inc. completed the issuance and sale of $500 million aggregate principal amount of 6.700% Fixed-to-Fixed Reset Rate Junior Subordinated Debt Securities due 2055 (the “junior subordinated debt securities”).

The junior subordinated debt securities are governed by, and Equitable Holdings, Inc. issued the junior subordinated debt securities pursuant to, the terms of the Junior Subordinated Debt Indenture, dated as of September 18, 2024 (the “Base Indenture”), between Equitable Holdings, Inc. and The Bank of New York Mellon, as supplemented by the First Supplemental Indenture, dated as of March 26, 2025 (the “First Supplemental Indenture”).

The junior subordinated debt securities will be unsecured, subordinated and junior in right of payment to all of our existing and future senior indebtedness. Senior indebtedness will include, among other things, all of our indebtedness for borrowed money but will not include (1) indebtedness or monetary obligations to trade creditors created or assumed by us in the ordinary course of business in connection with the obtaining of materials or services or (2) any obligation or indebtedness that is, by its terms, subordinated in right of payment to, or ranks equally in right of payment with, the junior subordinated debt securities. All of our other existing indebtedness for money borrowed is senior to the junior subordinated debt securities.

The junior subordinated debt securities will mature on March 28, 2055 (the “Maturity Date”), unless earlier redeemed or repurchased by Equitable Holdings, Inc. Interest on the junior subordinated debt securities will accrue from March 26, 2025. From, and including, March 26, 2025 to, but excluding, March 28, 2035 or any earlier redemption date, the junior subordinated debt securities will bear interest at an annual rate of 6.700%, and from, and including, March 28, 2035, during each Interest Period (as defined in the First Supplemental Indenture) the junior subordinated debt securities will bear interest at an annual rate equal to the Five-year Treasury Rate (as defined in the First Supplemental Indenture) as of the most recent Reset Interest Determination Date (as defined in the First Supplemental Indenture), in each case to be reset on each Interest Reset Date (as defined in the First Supplemental Indenture), plus 2.390%. Equitable Holdings, Inc. will pay that interest semi-annually in arrears on March 28 and September 28 of each year, beginning on September 28, 2025, and on the Maturity Date, subject to Equitable Holdings, Inc.’s rights and obligations.

Equitable Holdings, Inc. may elect to redeem the junior subordinated debt securities:

•

in whole at any time or in part, from time to time (i) during the three-month period prior to, and including, March 28, 2035, or the three-month period prior to, and including, each subsequent Interest Reset Date, at a redemption price equal to 100% of their principal amount and (ii) prior to December 28, 2034, at a redemption price equal to 100% of their principal amount, plus the applicable “make-whole” premium thereon at the time of redemption, as specified in the First Supplemental Indenture; provided that if the junior subordinated debt securities are not redeemed in whole, at least $25 million aggregate principal amount of the junior subordinated debt securities, excluding any junior subordinated debt securities held by Equitable Holdings, Inc. or any of its affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest, must be paid in full on all outstanding junior subordinated debt securities for all Interest Periods ending on or before the date of redemption; or

•

in whole, but not in part, at any time within 90 days after the occurrence of a “Tax Event,” a “Rating Agency Event” or a “Regulatory Capital Event” (each as defined in the First Supplemental Indenture), at a redemption price equal to (i) in the case of a “Tax Event” or a “Regulatory Capital Event,” 100% of their principal amount or (ii) in the case of a “Rating Agency Event,” at a redemption price equal to 102% of their principal amount;

plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption.

The summaries of documents described above do not purport to be complete and such descriptions incorporated herein are qualified in their entirety by reference to the Base Indenture, the First Supplemental Indenture and the form of global note, which are included in Exhibits (b)(1), (b)(2) and (b)(3) attached to the Schedule TO.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(b)(1)	Junior Subordinated Indenture, dated as of September 18, 2024, between Equitable Holdings, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form S-3 filed on October 4, 2024).

(b)(2)	First Supplemental Indenture, dated as of March 26, 2025, between Equitable Holdings, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to our Form 8-K filed on March 26, 2025).

(b)(3)	Form of 6.700% Fixed-to-Fixed Reset Rate Junior Subordinated Debt Security due 2055 (included in Exhibit (b)(2)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUITABLE HOLDINGS, INC.

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Chief Financial Officer

Date: March 26, 2025